

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

David G. Burke
President and Chief Executive Officer
Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, MI 48034

Re: **Diversified Restaurant Holdings, Inc.**
Amendment No. 1 to
Registration Statement on Form S-3
Filed June 25, 2018
File No. 333-225457

Dear Mr. Burke :

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2018 letter.

Amendment No. 1 to form S-3 filed June 25, 2018

Where you can find more information, page 2

1. Please update this section to include the Form 8-K filed June 28, 2018. Further, should you wish to incorporate by reference other Exchange Act reports filed during the period prior to the effectiveness of this registration statement, please also state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. For guidance, see Securities Act Forms Compliance and Disclosure Interpretation 123.05.

David G. Burke
Diversified Restaurant Holdings, Inc.
June 29, 2018
Page 2

Risk Factors, page 4

2. Since you have incorporated by reference risk factor disclosure from your 10-K, please revise this section to address the risks associated with failing to meet the continued listing requirements of the NASDAQ Stock Market. To provide context, discuss the notice you received on June 22, 2018 from the Listing Qualifications Department of the Nasdaq Stock Market stating that for the prior 30 consecutive business days the market value of your listed securities had been below the minimum required for continued inclusion on the Nasdaq Capital Market and that failure to regain compliance may result in the delisting of your securities.

    Please contact John Stickel at 202-551-3324 or Nolan McWilliams at 202-551-3217 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure